September 19, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Amendment No. 5 to
           Registration Statement on Form S-1
           Filed September 11, 2019
           File No. 333-230543

Dear Mr. Tabraue:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2019 letter.

Amendment No. 5 to Registration Statement on Form S-1 Filed September 11, 2019

General

1. We note your response to comment 1 and that the receiver's intent is to reorganize the company. Please tell us what you mean by reorganization. For example, do you intend to restructure the company's current debt? Or do you intend to complete an acquisition or merger transaction? Will the company continue to operate its current business plan? Will management continue to operate the company after emerging from receivership? We may have further comment.
2. Please revise to disclose the statements provided in your response letter regarding the Mr.
       Stevens having "all powers of a receiver granted by statute which are extremely broad and
 Nickolas Tabraue
Earth Science Tech, Inc.
September 19, 2019
Page 2
         necessarily include reorganizing and winding up the corporation. It is not necessary for the court to state that he has the power to reorganize the corporation or that he have the power to liquidate it. Those powers are granted by statute when he is appointed as a receiver." Please also disclose the timing and steps to be taken in finalizing a plan of reorganization and getting it ratified by the court as discussed in your response letter.
Consolidated Financial Statements and Notes, page F-1

3. Please amend your filing to include updated financial statements pursuant to Rule 8-08 of
         Regulation S-X. In addition, disclosure throughout your filing should also be updated to conform to the additional information that will be provided in your updated financial statements.
       You may contact Steve Lo at 202-551-3394 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                                Sincerely,
FirstName LastNameNickolas Tabraue
                                                                Division of
Corporation Finance
Comapany NameEarth Science Tech, Inc.
                                                                Office of
Beverages, Apparel and
September 19, 2019 Page 2                                       Mining
FirstName LastName